                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                For April 8, 2004

                                EXTENDICARE INC.
                 (Translation of registrant's name into English)

                            3000 Steeles Avenue East
                        Markham, Ontario, Canada L3R 9W2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [ ]                Form 40-F [X]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [ ]                      No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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                                  EXHIBIT INDEX

Exhibit
Number            Description of Exhibit
------            ----------------------
99.1              2003 Annual Report
99.2              Notice of Annual Meeting of Holders of Subordinate Voting
                  Shares and Multiple Voting Shares and Management Information
                  and Proxy Circular dated March 12, 2004
99.3              Form of Proxy for Subordinate Voting Shares
99.4              Form of Proxy for Multiple Voting Shares

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                EXTENDICARE INC.

Date: April 8, 2004                             By: /s/ MARK W. DURISHAN
                                                    --------------------
                                                    Mark W. Durishan
                                                    Vice-President, Finance and
                                                    Chief Financial Officer